SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

_______________

Infinity Cross Border Acquisition Corporation
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

VGG4772R1275
(ISIN Number)1

July 20, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15  Pages

1 The Ordinary Shares have no CUSIP number.  The ISIN number for the Ordinary Shares is VGG4772R1275.

CUSIP No. VGG4772R1275	Schedule 13G	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 63,862
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 63,862
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,862
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.89%
12	TYPE OF REPORTING PERSON PN

CUSIP No. VGG4772R1275	Schedule 13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 149,554
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 149,554
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,554
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.08%
12	TYPE OF REPORTING PERSON PN

CUSIP No. VGG4772R1275	Schedule 13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 156,584
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 156,584
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.18%
12	TYPE OF REPORTING PERSON CO

CUSIP No. VGG4772R1275	Schedule 13G	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 370,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 370,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12	TYPE OF REPORTING PERSON OO

CUSIP No. VGG4772R1275	Schedule 13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Thomas L. Kempner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 370,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 370,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12	TYPE OF REPORTING PERSON IN

CUSIP No. VGG4772R1275	Schedule 13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Stephen M. Dowicz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 370,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 370,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12	TYPE OF REPORTING PERSON IN

CUSIP No. VGG4772R1275	Schedule 13G	Page 8 of 15 Pages

ITEM 1(a).	NAME OF ISSUER:
Infinity Cross Border Acquisition Corporation (the "Company")

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o Infinity-C.S.V.C. Management Ltd. 3 Azrieli Center (Triangle Tower), 42nd Floor Tel Aviv, Israel 67023

ITEM 2(a)	NAME OF PERSON FILING:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)
Davidson Kempner Partners, a New York limited partnership ("DKP"). MHD Management Co., a New York limited partnership ("MHD"), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company is the general partner of MHD.  DKCM (as defined below) is responsible for the voting and investment decisions of DKP;

(ii)
Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP"). Davidson Kempner Advisers Inc., a New York corporation, is the general partner of DKIP. DKCM is responsible for the voting and investment decisions of DKIP;

(iii)
Davidson Kempner International, Ltd., a British Virgin Islands corporation ("DKIL").  Davidson Kempner International Advisors, L.L.C., a Delaware limited liability company, is the investment manager of DKIL. DKCM is responsible for the voting and investment decisions of DKIL;

(iv)
Davidson Kempner Capital Management LLC, a New York limited liability company and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of DKP, DKIP and DKIL ("DKCM") either directly or by virtue a sub-advisory agreement with the investment manager of the relevant fund.  The managing members of DKCM are Messrs. Thomas L. Kempner, Jr., Stephen M. Dowicz, Scott E. Davidson, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Shulamit Leviant and Morgan Blackwell; and

(v)	Messrs. Thomas L. Kempner, Jr. and Stephen M. Dowicz, through DKCM, are responsible for the voting and investment decisions relating to the securities held by DKP, DKIP and DKIL reported herein.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.

CUSIP No. VGG4772R1275	Schedule 13G	Page 9 of 15 Pages

ITEM 2(c).	CITIZENSHIP:

(i)	DKP – a New York limited partnership

(ii)	DKIP – a Delaware limited partnership

(iii)	DKIL – a British Virgin Islands corporation

(iv)	DKCM – a New York limited liability company

(v)	Thomas L. Kempner, Jr. – United States

(vi)	Stephen M. Dowicz – United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, no par value (the "Ordinary Shares")

CUSIP No. VGG4772R1275	Schedule 13G	Page 10 of 15 Pages

ITEM 2(e).	CUSIP NUMBER:

The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is VGG4772R1275.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Non-U.S. institution in accordance with Rule 13-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

ITEM 4.	OWNERSHIP.

The percentages used in this Schedule 13G are calculated based upon 7,187,500 Ordinary Shares outstanding as of July 27, 2012, as reported in the Company's Report of Foreign Private Issuer on Form 6-K filed on July 27, 2012.

A.	DKP

	(a)	Amount beneficially owned: 63,862 Ordinary Shares.

	(b)	Percent of class: 0.89%.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 63,862 Ordinary Shares.

		(iii)	sole power to dispose or to direct the disposition: 0

		(iv)	shared power to dispose or to direct the disposition: 63,862 Ordinary Shares.

CUSIP No. VGG4772R1275	Schedule 13G	Page 11 of 15 Pages

B.	DKIP

	(a)	Amount beneficially owned: 149,554 Ordinary Shares.

	(b)	Percent of class: 2.08%.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 149,554 Ordinary Shares.

		(iii)	sole power to dispose or to direct the disposition: 0

		(iv)	shared power to dispose or to direct the disposition: 149,554 Ordinary Shares.

C.	DKIL

	(a)	Amount beneficially owned: 156,584 Ordinary Shares.

	(b)	Percent of class: 2.18%.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 156,584 Ordinary Shares.

		(iii)	sole power to dispose or to direct the disposition: 0

		(iv)	shared power to dispose or to direct the disposition: 156,584 Ordinary Shares.

CUSIP No. VGG4772R1275	Schedule 13G	Page 12 of 15 Pages

D.	DKCM

	(a)	Amount beneficially owned: 370,000 Ordinary Shares.

	(b)	Percent of class: 5.15%.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 370,000 Ordinary Shares.

		(iii)	sole power to dispose or to direct the disposition: 0

		(iv)	shared power to dispose or to direct the disposition: 370,000 Ordinary Shares.

E.	Thomas L. Kempner, Jr.

	(a)	Amount beneficially owned: 370,000 Ordinary Shares.

	(b)	Percent of class: 5.15%.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 370,000 Ordinary Shares.

		(iii)	sole power to dispose or to direct the disposition: 0

		(iv)	shared power to dispose or to direct the disposition: 370,000 Ordinary Shares.

CUSIP No. VGG4772R1275	Schedule 13G	Page 13 of 15 Pages

F.	Stephen M. Dowicz

	(a)	Amount beneficially owned: 370,000 Ordinary Shares.

	(b)	Percent of class: 5.15%.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 370,000 Ordinary Shares.

		(iii)	sole power to dispose or to direct the disposition: 0

		(iv)	shared power to dispose or to direct the disposition: 370,000 Ordinary Shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. VGG4772R1275	Schedule 13G	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 30, 2012
DAVIDSON KEMPNER PARTNERS
By: MHD Management Co.,
its General Partner

By: MHD Management Co. GP, L.L.C.,
its General Partner

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P.
By: Davidson Kempner Advisers Inc.,
its General Partner

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: President

DAVIDSON KEMPNER INTERNATIONAL, LTD.
By: Davidson Kempner International Advisors, L.L.C.,
its Investment Manager

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.

/s/ Stephen M. Dowicz
Stephen M. Dowicz

CUSIP No. VGG4772R1275	Schedule 13G	Page 15 of 15 Pages

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  July 30, 2012

DAVIDSON KEMPNER PARTNERS
By: MHD Management Co.,
its General Partner

By: MHD Management Co. GP, L.L.C.,
its General Partner

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P.
By: Davidson Kempner Advisers Inc.,
its General Partner

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: President

DAVIDSON KEMPNER INTERNATIONAL LTD.
By: Davidson Kempner International Advisors, L.L.C.,
its Investment Manager

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.

/s/ Stephen M. Dowicz
Stephen M. Dowicz